From:  Kiefer, Amanda
Sent:  Wednesday, April 28, 2010 12:03 PM
To:  Sonny Oh (ohm@sec.gov)
Cc:  Bentzinger, Elisabeth
Subject:  Revised Letters for SecureDesigns

Hello Sonny -

Please find attached a revised comment/response letter, clean and marked to reflect revisions made in response to your comments to Elisabeth at Sutherland yesterday.  Also attached are clean and marked excerpted pages from the prospectus.  Finally, I have attached a clean and marked template relief request.

Please let Elisabeth know if you have any questions or need anything further.  We will file each of the attachments and this email via Correspondence.

Thank you,

Amanda Kiefer
Assistant Counsel
Security Benefit
One Security Benefit Place
Topeka, Kansas 66636-0001
785-438-3635

[GRAPHIC] securitybenefit.com * 800.888.2461

[SECURITY BENEFIT LOGO]

April 28, 2010

VIA EDGAR AND E-MAIL

Sonny Oh
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Security Benefit Life Insurance Company SBL Variable Annuity Account XIV Post-Effective Amendment No. 15 to the Registration Statement on Form N-4 File Nos. 333-41180 and 811-10011

Dear Mr. Oh:

On February 1, 2010, Security Benefit Life Insurance Company (the “Company”) and SBL Variable Annuity Account XIV (the “Separate Account”) filed the above-referenced post-effective amendment pursuant to Rule 485(a) under the Securities Act of 1933 in order to discontinue offering certain living benefit riders.  On behalf of the Company and the Separate Account, we are responding to comments on this filing that the Staff of the Securities and Exchange Commission (the “Commission”) provided by telephone to Elisabeth Bentzinger on March 19, 2010 and on April 27, 2010.

The following paragraphs provide the Company’s response to each comment raised by the Staff.  For the Staff’s convenience, each of the Staff’s comments is set forth in full below, and then the response follows.  We have enclosed draft pages marked to indicate the changes that we propose to make in response to the Staff’s comments.

1a.
Comment:  If the Company seeks to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, please provide an appropriate representation to that effect in the prospectus.  See Release No. 33-8996 (January 8, 2009).

Response:  The Company is not relying upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934.  Accordingly, the Company will not be including a statement to that effect in the prospectus.

1b.
Comment:  Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the Company’s guarantees under the Contract (e.g., those pertaining to the capitalization of the Company) or whether the Company will be primarily responsible for paying out on any guarantees associated with the Contract.

Response:  There are no types of guarantees or support agreements with third parties to support any of the Company’s guarantees under the Contract.  The Company is primarily responsible for paying out on any guarantees associated with the Contract.

One Security Benefit Place * Topeka, Kansas 66636-0001

[GRAPHIC] securitybenefit.com * 800.888.2461

[SECURITY BENEFIT LOGO]

Sonny Oh, U.S. Securities and Exchange Commission
April 28, 2010, Page 2

2.	Comment: Please confirm with the Staff when and how Contract owners were notified that the living benefit riders were no longer available under the Contract.

Response:  The Company notified Contract owners that the living benefit riders were no longer available under the Contract via a prospectus supplement dated February 1, 2010 that was filed with the Commission on January 27, 2010.

3.
Comment:  Please note that the information provided in the rider expense table that begins on page 12 is part of the Summary and therefore should be provided in a format that should be distinguished from the fee table that begins on p. 16, as it obscures the fee table disclosure.

Response: The Company has removed the rider expense table that is part of the Summary.

4a.	Comment: With regard to the fee table, please confirm that the maximum charges (including those for optional riders) have been provided in the fee table.

Response: The Company confirms that the maximum charges (including those for optional riders) have been provided in the fee table.

4b.	Comment: In the fee table, please disclose the range of premium taxes that may apply (either by footnote or in the preamble to the fee table).

Response: The Company has revised the preamble to the fee table to disclose the range of premium taxes that may apply.

4c.	Comment: Please reconcile the name of the charge called “annual administration charge” with the phrase “administrative charge” that is also used.

Response: The Company has not been able to find any reference to “administrative charge” in the prospectus or statement of additional information.

4d.
Comment:  Please clarify footnote three in the fee table, which states that the net loan cost is the difference between the amount of interest charged for a loan (the Guaranteed Rate plus 2.5% and plus the amount of total rider charges) and the amount of interest credited.

Response: The Company confirms that footnote three in the fee table is accurate.

One Security Benefit Place * Topeka, Kansas 66636-0001

[GRAPHIC] securitybenefit.com * 800.888.2461

[SECURITY BENEFIT LOGO]

Sonny Oh, U.S. Securities and Exchange Commission
April 28, 2010, Page 3

5.
Comment:  It is unclear what combination of riders is reflected in the expense example presentation in the prospectus.  Please revise the prospectus to clarify this combination.  In addition, please be aware that the prospectus must provide an expense example that takes into account rider charges for riders that existing owners have already elected, and not just those that owners may choose to elect in the future.

Response:  As noted in the paragraph preceding the expense example, the example reflects the cost of investing in the Contract, including “separate account annual expenses (including a maximum rider charge of 2.00%).”  Because there may be several combinations of riders that comprise a total charge of 2.00%, it is not possible to specify one particular combination.  However, the Company believes that reflecting the maximum rider charge in the expense example satisfies the requirements of Form N-4.

Additionally, the Company notes that this maximum rider charge of 2.00% takes into account charges for riders that existing owners have already elected (including riders that are now discontinued).

Finally, to better clarify the operation of the 2.00% maximum rider charge, the Company has revised Footnote 5 to the fee table to indicate that total rider charges cannot exceed 2.00% of Contract Value for riders elected prior to February 1, 2010 (emphasis added).

6.
Comment:  In the discussion of the Extra Credit rider in the prospectus, given that the 3% and 5% credit enhancement rates are no longer offered, please add a footnote to the rate of return table to make this clear.

Response: The Company has added a footnote to the rate of return table in the discussion of the Extra Credit rider to make clear that the 3% and 5% credit enhancement rates are no longer offered.

7.	Comment: Please disclose whether the Dollar Cost Averaging program and the Asset Reallocation Option are mutually exclusive.

Response: The Dollar Cost Averaging program and the Asset Reallocation Option are not mutually exclusive; an owner may elect both programs.

8.
Comment:  With respect to frequent transfer restrictions, the Company discloses that it may send a letter to an owner prohibiting the owner from making telephone transfers or other electronic transfers if the Company determines that the owner’s transfer patterns are disruptive to the underlying funds or potentially disadvantageous to owners and participants.  As this appears to reflect some discretion on the part of the Company, please clarify whether this restriction applies uniformly in all cases, including the application of the restriction and the detection of policies through the omnibus account.  If not, please add appropriate risk disclosure related to the discretionary nature of the discretionary nature.

One Security Benefit Place * Topeka, Kansas 66636-0001

[GRAPHIC] securitybenefit.com * 800.888.2461

[SECURITY BENEFIT LOGO]

Sonny Oh, U.S. Securities and Exchange Commission
April 28, 2010, Page 4

Response:  The Company does not send a letter in all circumstances.  As such, the prospectus has been revised to indicate that there is a risk that some owners may engage in transfer activity in a manner that is disruptive to the underlying funds or potentially disadvantageous to other owners and participants, which may have a negative impact on those other owners and participants.

9.
Comment:  The prospectus notes that the Company may treat certain partial withdrawals as full withdrawals.  Please revise this disclosure to clarify what notice, if any, is provided to owners prior to the conversion of the partial request to one for a full withdrawal.

Response:  The prospectus has been revised to clarify that if an owner takes a partial withdrawal that decreases the withdrawal value below $2,000, the Company will only terminate the Contract after first notifying the owner that the Contract is subject to termination, and will first allow the owner to make additional purchase payments to increase the withdrawal value within 90 days following such notice.

10.	Comment: Please provide disclosure clarifying the relationship, if any, between systematic withdrawals and the election of Dollar Cost Averaging and/or the Asset Reallocation Option.

Response:  The prospectus has been revised to state that if an Owner is enrolled in the Dollar Cost Averaging or Asset Reallocation Options, the Owner may not elect to receive systematic withdrawals from any subaccount that is part of such options.

11.	Comment: Please disclose that upon exercise of the “free look” right, the owner will receive the greater of premium or contract value in those states that require a return of premium.

Response:  The prospectus has been revised to clarify that in those states that require a return of premium during the “free look” period, the Company will return the greater of premium or contract value.

12.
Comment:  The table at the end of the prospectus providing information on the underlying funds should be provided along with the earlier discussion of such funds (i.e., move the table up to the fund discussion earlier in the prospectus).

Response:  The Company has respectfully decided to retain the table at the end of the prospectus, as Form N-4 does not require that this information be provided with the earlier discussion of the funds and the Company believes that adding this information in the earlier section would obscure the existing disclosure.  The Company has, however, revised the cross-reference to this table in the Underlying Funds section of the prospectus to inform contract owners that the table includes a list of each underlying fund, its share class (if applicable), its investment objective, and its investment adviser.

One Security Benefit Place * Topeka, Kansas 66636-0001

[GRAPHIC] securitybenefit.com * 800.888.2461

[SECURITY BENEFIT LOGO]

Sonny Oh, U.S. Securities and Exchange Commission
April 28, 2010, Page 5

13.	Comment: Please confirm that Appendices A and B will be provided in the next post-effective amendment.

Response: The Company confirms that Appendices A and B will be provided in the next post-effective amendment.

14.	Comment: With respect to Item 24(a), specifically identify the financial statements that are included in Part B of the registration statement.

Response: The Company has revised the information provided for Item 24(a) to specifically identify the financial statements that are included in Part B of the registration statement.

15.	Comment: With respect to Item 27, please confirm that the Company is disclosing the number of owners of qualified and non-qualified contracts, rather than simply the number of such contracts.

Response: The Company confirms that it is disclosing the number of owners of qualified and non-qualified contracts, rather than simply the number of such contracts.

16.	Comment: Please confirm that all of the undertakings provided in response to Item 32 are consistent with Form N-4 requirements.

Response: The Company confirms that all of the undertakings provided in response to Item 32 are consistent with Form N-4 requirements.

One Security Benefit Place * Topeka, Kansas 66636-0001

[GRAPHIC] securitybenefit.com * 800.888.2461

[SECURITY BENEFIT LOGO]

Sonny Oh, U.S. Securities and Exchange Commission
April 28, 2010, Page 6

17.	Comment: Please provide Tandy representations with regard to the filing.

Response: The Company acknowledges that, with respect to the above-referenced filing:

●	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

●	the Company, on behalf of the Separate Account, is responsible for the adequacy and accuracy of the disclosure in the filing; and

●
the Company, on behalf of the Separate Account, may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

Please do not hesitate to call the undersigned at 785-438-3321 or Elisabeth M. Bentzinger at 202-383-0717 with any questions or comments concerning this response.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

CHRIS SWICKARD

Chris Swickard
Second Vice President and Assistant General Counsel
Security Benefit Life Insurance Company

cc:	Elisabeth M. Bentzinger Sutherland Asbill & Brennan

Enclosure

One Security Benefit Place * Topeka, Kansas 66636-0001

Expense Table

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract.

Contract Owner Transaction Expenses are fees and expenses that you will pay when you purchase the Contract or make withdrawals from the Contract. The information below does not reflect state premium taxes, which may be applicable to your Contract. During the Annuity Period, the Company may impose different fees and expenses not reflected in the following tables or Example. See “Mortality and Expense Risk Charge.”

Sales Load on Purchase Payments	None
Deferred Sales Charge (as a percentage of amount withdrawn attributable to Purchase Payments)	7%1
Transfer Fee (per transfer)	None
Periodic Expenses are fees and expenses that you will pay periodically during the time that you own the Contract, not including fees and expenses of the Underlying Funds.
Account Administration Charge	$302
Net Loan Interest Charge3	2.5%
Separate Account Annual Expenses (as a percentage of average Subaccount daily net assets)
Annual Mortality and Expense Risk Charge	0.85%4
Annual Administration Charge	0.15%
Maximum Annual Charge for Optional Riders	2.00%5
Total Separate Account Annual Expenses	3.00%
1	The amount of the contingent deferred sales charge is determined by reference to how long your Purchase Payments or Bonus Credits have been held under the Contract. A free withdrawal is available in each Contract Year equal to (1) 10% of Purchase Payments, excluding any Credit Enhancements and/or Bonus Credits, in the first Contract Year, and (2) 10% of Contract Value as of the first Valuation Date of the Contract Year in each subsequent Contract Year. See “Full and Partial Withdrawals” and “Contingent Deferred Sales Charge” for more information.
2	An account administration charge of $30 is deducted at each Contract Anniversary, and a pro rata account administration charge is deducted: (1) upon full withdrawal of Contract Value; (2) upon the Annuity Start Date if one of Annuity Options 1 through 4, 7 or 8 is elected; and (3) upon payment of a death benefit. The account administration charge will be waived if your Contract Value is $50,000 or more upon the date it is to be deducted.
3	The net loan cost equals the difference between the amount of interest the Company charges you for a loan (the Guaranteed Rate plus 2.5% and plus the amount of total rider charges) and the amount of interest the Company credits to the Loan Account, which is credited at the Guaranteed Rate. The highest net cost of a loan is 2.5%, plus the amount of any applicable rider charges.
4	The mortality and expense risk charge is reduced for larger Contract Values as follows: Less than $25,000 – 0.85%; At least $25,000 but less than $100,000 – 0.70%; $100,000 or more – 0.60%. Any mortality and expense risk charge above the minimum charge of 0.60% is deducted from your Contract Value on a monthly basis. During the Annuity Period, the mortality and expense risk charge under Option 5 and 6 is calculated and deducted in the same manner. However, the annual mortality and expense risk charge is 1.25% for Annuity Options 1 through 4, 7 and 8, in lieu of the amounts described above, and is deducted daily. See the discussion under “Mortality and Expense Risk Charge.”
5	If you purchase any optional riders, the charge will be deducted from your Contract Value. (See the applicable rider charges in the table below.) Total rider charges cannot exceed 2.00% of Contract Value for riders elected prior to February 1, 2010 (1.00% for Contracts issued prior to June 19, 2006 with a 0-Year Alternate Withdrawal Charge Rider).

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ment results of the Underlying Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Underlying Funds will be comparable to the investment results of any other fund, even if both the Underlying Fund and the other fund are managed by the same adviser.
Because the Underlying Funds may serve as investment vehicles for both variable life insurance policies and variable annuity contracts (“mixed funding”) and shares of the Underlying Funds also may be sold to separate accounts of other insurance companies (“shared funding”), material conflicts could occur. The Company currently does not foresee any disadvantages to Owners arising from either mixed or shared funding; however, due to differences in tax treatment or other considerations, it is possible that the interests of Owners of various contracts for which the Underlying Funds serve as investment media might at some time be in conflict. However, the Company, each Underlying Fund’s Board of Directors, and any other insurance companies that participate in the Underlying Funds are required to monitor events in order to identify any material conflicts that arise from mixed and/or shared funding. If such a conflict were to occur, the Company would take steps necessary to protect Owners including withdrawal of the Separate Account from participation in the Underlying Fund(s) involved in the conflict. This might force the Underlying Fund to sell securities at disadvantageous prices.
A list of each Underlying Fund, its share class, if applicable, a summary of its investment objective, and its investment adviser is set forth at the end of this prospectus. We cannot assure that any Underlying Fund will achieve its objective. More detailed information is contained in the prospectus of each Underlying Fund, including information on the risks associated with its investments and investment techniques.
Prospectuses for the Underlying Funds should be carefully read in conjunction with this Prospectus before investing. You may obtain prospectuses for the Underlying Funds by contacting the Company.
Certain Payments the Company and its Affiliates Receive With Regard to the Underlying Funds. The Company (and its affiliates) may receive payments from the Underlying Funds, their advisers, sub-advisers, and distributors, or affiliates thereof. The Company negotiates these payments and thus they differ by Underlying Fund (sometimes substantially), and the amounts the Company (or its affiliates) receive may be significant. Making these payments may provide an adviser, sub-adviser, or distributor (or affiliate thereof) with increased access to the Company and its affiliates involved in the distribution of the Contract. Proceeds from these payments may be used for any corporate purpose, including payment of expenses that the Company and its affiliates incur in promoting, marketing, and administering the Contract and, in its role as an intermediary, the Underlying Funds. The Company and its affiliates may profit from these payments.
12b-1 Fees. The Company and/or its subsidiary, Security Distributors, Inc. (“SDI”), the principal underwriter for the Contract, receive 12b-1 fees from certain of the Underlying Funds that are based on a percentage of the average daily net assets of the particular Underlying Fund attributable to the Contract and certain other variable insurance contracts issued or administered by the Company (or its affiliates). Rule 12b-1 fees are paid out of Underlying Fund assets as part of the Underlying Fund’s total annual underlying fund operating expenses. Payments made out of Underlying Fund assets will reduce the amount of assets that would otherwise be available for investment, and will reduce the Underlying Funds’ investment returns. Currently, the Company and SDI receive 12b-1 fees ranging from 0% to 0.35% of the average net assets of the Contract (and certain other contracts issued or administered by the Company (or its affiliates)) invested in the Underlying Fund.
Payments from Underlying Fund Service Providers. The Company (or its affiliates) also receives payments from the investment advisers, sub-advisers, or distributors (or affiliates thereof) of certain of the Underlying Funds (including affiliated Underlying Funds). These payments may be derived, in whole or in part, from the investment advisory fee deducted from Underlying Fund assets. Owners, through their indirect investment in the Underlying Funds, bear the costs of these investment advisory fees (see the Underlying Funds’ prospectuses for more information). These payments usually are based on a percentage of the average daily net assets of the particular Underlying Fund attributable to the Contract and to certain other variable insurance contracts issued or administered by the Company (or its affiliates). Currently, the Company and its affiliates receive payments that range from 0.15% to 0.60% of the average net assets of the Contract (and certain other variable insurance contracts issued or administered by the Company (or its affiliates)) invested in the Underlying Fund. The Company may also receive payments from certain of the investment advisers, sub-advisers, or distributors (or affiliates thereof) of certain of the Underlying Funds that is a pre-determined fee and not based on the average net assets of the Contract (or other variable insurance contracts issued or administered by the Company or its affiliates) invested in the Underlying Fund.
Other Payments. An Underlying Fund’s adviser, sub-adviser, distributor, or affiliates may provide the Company (or its affiliates) and/or broker-dealers that sell the Contract (“selling firms”) with wholesaling services to assist the Company in the distribution of the Contract, may pay the Company (or its affiliates) and/or selling firms amounts to participate in national and regional sales conferences and meetings with the sales desks, and may provide the Company (or its affiliates) and/or selling firms with occasional gifts, meals, tickets, or other compen-

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